

22004087

N

~~Washington, D.C. 20549~~

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ANNUAL REPORTS
FORM X-17A-5
PART III ✗

SEC FILE NUMBER
8-52591

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **KBD Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

470 Park Avenue South, 3rd Floor

(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aron From	**646-291-2297**	afrom@horizonkinetics.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alperin Nebbia & Associates, CPA, PA

(Name – if individual, state last, first, and middle name)

375 Passaic Avenue, Suite 200	**Fairfield**	**NJ**	**07004**
(Address)	(City)	(State)	(Zip Code)
2/24/2009		3397	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher Bell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KBD Securities, LLC _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: Chief Executive Officer

_____
Notary Public

RUSSELL W. GRIMALDI
Notary Public, State of New York
No. 02GR6145939
Qualified in Westchester County
Commission Expires May 15, 20 25

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KBD SECURITIES, LLC

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfeild, NJ 07004
973-808-8801
Fax 973-808-8804



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
KBD Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KBD Securities, LLC (the "Company") as of December 31, 2021, the related notes and schedules (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2003.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia + Associates, CPA, PA

Fairfield, New Jersey
February 25, 2022

KBD SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

Assets:		
Cash and cash equivalents	$	261,898
Prepaid expenses		10,441
Due from affiliates		3,432
Total Assets	$	275,771
Current Liabilities:		
Accrued expenses	$	63,946
Due to affiliates		80,645
Total Current Liabilities		144,591
Commitments and Contingencies		
Member's Equity		131,181
Total Liabilities and Member's Equity	$	275,771

Note A – Organization and Significant Accounting Policies

Nature of Business

KBD Securities, LLC (the "Company"), a limited liability company organized under the laws of the State of New York, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 7 years.

Revenue Recognition

Revenues are recognized as earned. Based on its business activities, the Company has no contract liability balances either at the beginning or end of the period covered by its statement of operations, nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Cash and Cash Equivalents

Cash and cash equivalents include investments with three months or less to maturity at the date of purchase.

Income Taxes

In May 2011, the Company became a wholly-owned subsidiary of Horizon Kinetics LLC. Any change as the result of an examination by the IRS or the State of New York after 2011 would not have an impact at the entity level.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management.

Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Fair Value of Financial Instruments

The carrying value of cash, due to/from affiliates, prepaid expenses and accrued expenses approximates fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Subsequent Events

Subsequent events were evaluated through February 25, 2022 which is the date of the financial statements were available to be issued.

Note B – Property and Equipment

Property and equipment are comprised of the following components:

	Useful Life	
Computer software	3 years	$17,395
Furniture and fixture	7 years	22,658
Computer hardware	5 years	21,278
		61,331
Less: Accumulated depreciation		61,331
Net property & equipment		$ -0-

Depreciation expense for 2021 was $-0-.

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $117,307, which was $107,668 in excess of its required net capital of $9,639. The Company's net capital ratio was 1.23 to 1.

Note D - Related Party Transactions

Substantially all of the Company's revenues are generated through transactions with its affiliate, Horizon Kinetics LLC ("HK").

The Company sublet office space from HK on a month-to-month sublease agreement in the amount of $500 per month. Rent expense for the year ended December 31, 2021 was $6,000.Due to affiliate is a non-interest bearing account balance.

4

Note E – Commitments

During the course of business, the Company may maintain cash balances in excess of amounts insured by the Federal Deposit Insurance Corporation. Cash balances at risk as of December 31, 2021 were $0.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804



ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA
Jeffrey M. Seligmuller, CPA
Roger J. Hitchuk, CPA

Report of Independent Registered Public Accounting Firm

To the Member of
KBD Securities, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which KBD Securities, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which KBD Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 under Section (k)(1) and KBD Securities, LLC stated that KBD Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. KBD Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KBD Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia + Associates, CPA, PA

Fairfield, New Jersey
February 25, 2022

 **KBD Securities, LLC**

KBD SECURITIES LLC: 2021 EXEMPTION REPORT

KBD Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the provisions of 17 C.F.R §240.15c3-3(k)(l); and

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year without exception.

KBD Securities LLC

I, Christopher Bell, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____
Name: Christopher Bell
Title: Chief Executive Officer
Date: February 27, 2022